Exhibit 3.1

Industry	Industrie
Canada	Canada

Certificate of Arrangement Canada Business Corporations Act	Certificat d’arrangement Loi canadienne sur les sociétés par actions

PATHEON INC.	419970-7

Corporate name(s) of CBCA applicants / Dénomination(s) sociale(s) de la ou des sociétés LCSA requérantes	Corporation number(s) / Numéro(s) de la ou des sociétés

I HEREBY CERTIFY that the arrangement set out in the attached articles of arrangement has been effected under section 192 of the Canada Business Corporations Act.	JE CERTIFIE que l’arrangement mentionné dans les clauses d’arrangement annexées a pris effet en vertu de l’article 192 de la Loi canadienne sur les sociétés par actions.

Cheryl Ringor
Deputy Director / Directeur adjoint

2014-03-11
Date of Arrangement (YYYY-MM-DD)
Date de l’arrangement (AAAA-MM-JJ)

Industry	Industrie
Canada	Canada

Canada Business Corporations Act (CBCA)

FORM 14.1

ARTICLES OF ARRANGEMENT

(Section 192)

1 - Name of the applicant corporation(s)	Corporation number
PATHEON INC.	419970-7

2 - Name of the corporation(s) the articles of which are amended, if applicable	Corporation number
n/a

3 - Name of the corporation(s) created by amalgamation, if applicable	Corporation number
Patheon Inc.	7748426

4 - Name of the dissolved corporation(s), if applicable	Corporation number
Patheon International Inc.	873492-5

5 - Name of the other bodies corporate involved, if applicable	Corporation number or jurisdiction
See attached Schedule 1.

6 -	In accordance with the order approving the arrangement, the plan of arrangement attached hereto, involving the above named body(ies) corporate, is hereby effected.
In accordance with the plan of arrangement,
	☐	a. the articles of the corporation(s) indicated in item 2, are amended.
If the amendment includes a name change, indicate the change below:

	☒	b. the following bodies corporate and/or corporations are amalgamated (for CBCA corporations include the corporation number):
Patheon Inc. (419970-7) and JLL/Delta Canada Inc. (874595-1). See attached Schedules 2, 3 and 4.

	☒	c. the corporation(s) indicated in item 4 is(are) liquidated and dissolved:
Patheon International Inc. (873492-5)

7 - I hereby certify that I am a director or an authorized officer of one of the applicant corporations.

Signature

Print name	Michael Lytton

Note:	Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

IC 3189E (2013-07) Page 1 of 2	MAR 11 2014

SCHEDULE 1

Name of the other bodies corporate involved, if applicable	Corporation number or jurisdiction

JLL/Delta Canada Inc.	874595-1

Patheon International Inc.	873492-5

JLL Partners Fund V (Patheon), L.P.	Cayman Islands

JLL Patheon Holdings, LLC	Delaware

Patheon U.S. Holdings Inc.	Delaware

JLL/Delta Dutch Newco B.V.	Netherlands

JLL Patheon Holdings, Coöperatief U.A.	Netherlands

JLL/Delta Dutch Holdco Coöperatief U.A.	Netherlands

JLL/Delta Dutch Sub B.V.	Netherlands

JLL Associates V (Patheon), L.P.	Cayman Islands

JLL Patheon Co-Investment Fund, L.P.	Cayman Islands

Patheon Calculus Merger LLC	Delaware

JLL/Delta Patheon Holdings, L.P.	Cayman Islands

SCHEDULE 2

The required information on Form 9 – Articles of Amalgamation is set out below. This information also appears in the Plan of Arrangement, attached as Schedule 4.

Corporate name of the amalgamated corporation	Patheon Inc.

Province or Territory of Registered Office	Ontario

Classes and any maximum number of shares that the corporation is authorized to issue	See attached Schedule 3

Restrictions, if any, on share transfers	Shares issued by the Corporation shall not be transferred without the consent of either (a) the directors evidenced by a resolution passed or signed by a majority of directors and recorded in the books of the Corporation; or (b) the holders of a majority in number of the outstanding voting shares of the Corporation.

Minimum and maximum number of directors	Min 1. Max. 10

Restrictions, if any, on the business the corporation may carry	None

Other provisions, if any	None

SCHEDULE 3

Description of Classes of Shares

A. An unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which up to 100 million are hereby designated as Series I Non-Convertible Preferred Shares (“Series I Shares”); and

B. The following are the rights, privileges, restrictions and conditions attaching to the common shares, the preferred shares and the Series I Shares:

COMMON SHARES

1.	DIVIDENDS

Subject to the prior rights of the preferred shares, or any series thereof, the holders of common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys property applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

2.	DISSOLUTION

In the event of the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive, subject to the prior rights of the preferred shares, or any series thereof, and any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon liquidation, dissolution or winding-up, the remaining property and assets of the Corporation.

3.	VOTING RIGHTS

The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one (1) vote for each common share held at all meetings of the shareholders of the Corporation.

PREFERRED SHARES

1.	CREATION OF PREFERRED SHARES

The directors of the Corporation may, at any time and from time to time, issue the preferred shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.

The directors of the Corporation may from time to time fix before issuance the designation, rights, privileges, restrictions and conditions to attach to any preferred shares: of each series including, without limiting the generality of the foregoing, the rate, amount or method of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the redemption price and terms and conditions of redemption, the rights of retraction, if any, and the prices and the other terms and conditions of any rights of retraction (and whether any additional rights of retraction may be vested in such holders in the future), voting rights and conversion rights (if any) and any sinking fund, purchase fund or other provisions attaching to the preferred shares of such series.

2.	DIVIDENDS

The holders of preferred shares shall, in preference and priority to the rights of the holders of the common shares, be entitled to receive dividends in such amount, if any, at the discretion of the directors.

3.	DISSOLUTION

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of its assets among shareholders for the purpose of winding-up its affairs, the holders of the preferred shares shall, before any amount shall be paid to or any property or assets of the Corporation is distributed among the holders of the common shares or any other shares of the Corporation ranking junior to the preferred shares, be entitled to receive (i) an amount equal to the amount paid up on such shares, together with all unpaid but declared dividends, and (ii) if such liquidation, dissolution, winding-up or distribution shall be voluntary, an additional amount equal to the premium, If any, which would have been payable on the redemption of the preferred shares if they had been called for redemption by the Corporation on the date of distribution.

4.	VOTING RIGHTS

Except as required by the provisions of the Canada Business Corporations Act, and except as provided herein, or pursuant to the terms of any particular series of preferred shares, the holders of the preferred shares shall not, as such, be entitled to receive notice of any meetings of the shareholders of the Corporation and shall not be entitled to attend or to vote at any such meetings except that the holders of the preferred shares shall be entitled to notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all or substantially all of its property other than in the ordinary course of business of the Corporation under subsection 189(3) of the Canada Business Corporations Act.

SERIES I SHARES

1.	NUMBER OF SHARES

The Corporation shall be authorized to Issue up to 100 million Series I Shares.

2.	DIVIDENDS

The holders of Series I Shares shall be entitled to receive and the Corporation shall pay thereon, dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends In such amounts and payable In such manner as the board of directors may from time to time determine, equally, on a share-for-share basis, with the holders of other series of preferred shares and, at the discretion of the board of directors, either in priority to, or equally on a share-for-share basis with, the holders of common shares.

3.	LIQUIDATION, DISSOLUTION AND WINDING-UP

In the event of liquidation, dissolution or winding-up of the affairs of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series I Shares shall be entitled to receive an amount per share equal to the amount paid up on such shares, together with all unpaid but declared dividends, and if such liquidation, dissolution, winding-up or distribution shall be voluntary, an additional amount equal to the premium, if any, which would have been payable on the redemption of such shares if they had been called for redemption by the Corporation on the date of distribution.

4.	NO CONVERSION

The Series I Shares shall not be convertible into any other securities of the Corporation.

5.	REDEMPTION

At any time or from time to time, the Corporation may redeem all, but not less than all, of the Series I Shares by payment in cash of US$9.32 per Series I Share so redeemed plus all accrued but unpaid dividends thereupon. Notice of any redemption of Series I Shares may be given on or prior to the date fixed for redemption, but not more than 30 days prior to the date fixed for redemption.

6.	RETRACTION

At any time or from time to time, a registered holder of Series I Shares shall be entitled, upon three (3) business days prior written notice to the Corporation (or such shorter period as may be agreed to by the Corporation), to require the Corporation to redeem all of the issued and outstanding Series I Shares held by such holder.

7.	VOTING RIGHTS

The holders of Series I Shares shall not be entitled to receive notice of any meeting of the shareholders of the Corporation and shall not be entitled to attend or vote at any such meeting, except that the holders of Series I Shares shall be entitled to notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all or substantially all of its properties other than in the ordinary course of business of the Corporation under Section 189(3) of the Canada Business Corporations Act.

Section 4.4 Withholding Rights

The Company, the Purchaser and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any Shareholder or Plan Participant such amounts as the Company, the Purchaser or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Restricted Voting Shares, Company Options or DSUs in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity.

ARTICLE 5

AMENDMENT

Section 5.1 Amendment

(a)	The Purchaser and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be approved by each of the Purchaser and the Company in a written document which is filed with the Court and, if made following the Company Meeting, approved by the Court and communicated to Shareholders in the manner required by the Court (if so required).

(b)	Any amendment, modification or supplement to this Plan of Arrangement which is directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by the Purchaser and the Company (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by the Shareholders in the manner directed by the Court.

(c)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company and the Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(d)	This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 2.2 in accordance with the terms of the Arrangement Agreement.

(e)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Shareholder.

ARTICLE 6

GENERAL

Section 6.1 Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Restricted Voting Shares, Company Options and DSUs issued prior to the Effective Time, and (ii) the rights and obligations of the holders of Restricted Voting Shares, Special Preferred Voting Shares, Company Options, DSUs, PSUs and RSUs and the Company, the Purchaser, the Depositary, the registrar and transfer agent for the Restricted Voting Shares, and any other Person having any right, title or interest in or to the Restricted Voting Shares, Special Preferred Voting Shares, Company Options, DSUs, PSUs and RSUs shall be solely as provided for in this Plan of Arrangement.

Section 6.2 Other Documents and Instruments

Notwithstanding that the transactions or events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, the Company and the Purchaser shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein including any resolutions of directors authorizing the issue, exchange, transfer, purchase for cancellation or donation of shares and any share transfer powers evidencing the transfer of shares and any receipts therefor.

10

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1 DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, terms used herein that are not defined have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Amalco” means the corporation continuing under the CBCA from the vertical short-form amalgamation of the Purchaser and the Company under the name “Patheon Inc.”;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of November 18, 2013 between Cayman LP and the Company, as same may be amended, assigned, supplemented or restated in accordance therewith, prior to the Effective Time, providing for, among other things, the Arrangement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Board” means the board of directors of the Company as constituted from time to time;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or New York, New York;

“Cayman LP” means JLL/Delta Patheon Holdings, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, the Purchaser as defined in the Arrangement Agreement and an affiliate of the Purchaser (as defined below);

“Cayman LP Contribution Agreement” means the contribution agreement or other document pursuant to which JLL Holdco and others will fund Cayman LP as set out in Section 2.2(b) below;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Company” means Patheon Inc., a corporation incorporated under the CBCA;

“Company Circular” means the notice of the Company Meeting and accompanying proxy statement and management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such proxy statement and management information circular, to be sent to Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Debt” means the aggregate indebtedness of the Company outstanding as at the Effective Time under the Secured Revolving Facility and the Secured Term Loan;

“Company Meeting” means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser;

“Company Options” means the options to purchase Restricted Voting Shares issued pursuant to the Stock Option Plan;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means the depositary for the Arrangement, being such bank, trust company or other financial institution as the Company and the Purchaser agree in writing to appoint as depositary for the Arrangement;

“Director” means the Director appointed under section 260 of the CBCA;

“Dissent Rights” has the meaning specified in Section 3.1;

“Dissent Shares” means Restricted Voting Shares in respect of which Dissent Rights are validly exercised and not withdrawn;

“DSU Consideration” has the meaning set forth in Section 2.2(g)(i);

“DSU Plan” means the Company’s deferred share unit plan first approved on February 22, 2008 and amended on March 27, 2008;

“DSUs” means the deferred share units issued under the DSU Plan;

“Dutch Co-op” means JLL Patheon Holdings, Coöperatief U.A., a Dutch coöperatief existing under the laws of the Netherlands and a wholly-owned indirect Subsidiary of Fund V;

“Dutch Holdco” means a Dutch besloten vennootschap to be incorporated under the laws of the Netherlands prior to the Effective Time and a wholly-owned direct Subsidiary of Cayman LP;

“Dutch Holdco Contribution Agreement” means the contribution agreement or other document pursuant to which Cayman LP will contribute certain assets to Dutch Holdco as set out in Section 2.2(c) below;

“Dutch Sub” means a Dutch besloten vennootschap to be incorporated under the laws of the Netherlands prior to the Effective Time and a wholly-owned direct Subsidiary of Dutch Holdco;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Eastern Time) on the Effective Date;

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“Fund V” means JLL Partners Fund V (Patheon), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;

“Fund V Transfer Agreement” means the exchange or transfer agreement or other document pursuant to which the limited partnership interests of Fund V will be transferred to Dutch Holdco and Dutch Sub as set out in Section 2.2(d) below;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange on which the Restricted Voting Shares are listed or posted for trading;

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“JLL Associates” means JLL Associates V (Patheon), L.P. (or JLL Associates Rollover (Patheon), L.P. after it changes its name after the step set out in Section 2.2(a)), an exempted limited partnership organized under the laws of the Cayman Islands, an affiliate of the Purchaser and the general partner of Fund V prior to the Effective Time;

“JLL Holdco” means JLL Patheon Co-Investment Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands and an affiliate of the Purchaser;

“JLL Holdco Contribution Agreement” means the contribution agreement or other document pursuant to which JLL Holdco will be funded as set out in Section 2.2(a) below;

“JLL Shares” means 78,524,986 Restricted Voting Shares beneficially owned by Fund V, either indirectly through Dutch Co-op or directly following the dissolution of Dutch Co-op and its related entities, or held on their behalf through intermediaries;

“Letter of Transmittal” means the letter of transmittal forwarded by the Company to registered Shareholders together with the Company Circular or such other equivalent form of letter of transmittal acceptable to Purchaser, acting reasonably;

“Liens” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“LLC 1” means JLL Patheon Holdings, LLC, a Delaware limited liability company and a wholly-owned direct Subsidiary of Fund V;

“Newco” means a Dutch besloten vennootschap to be incorporated under the laws of the Netherlands prior to the Effective Time and a wholly-owned indirect Subsidiary of Dutch Holdco;

“Newco Debt” means the indebtedness that the Company will owe to Newco pursuant to a promissory note following a refinancing of the Company Debt as set out in Section 2.2(l) below;

“Newco Loan” means the loan from Newco to the Purchaser made prior to the Effective Time;

“Newco Merger” means a limited liability company to be formed under the laws of the State of Delaware prior to the Effective Time and a wholly-owned direct or indirect Subsidiary of the Company;

“Option Consideration” has the meaning set forth in Section 2.2(f)(i);

“Patheon Public Shareholders” means all Shareholders except to the extent of their holdings, if any, of the JLL Shares;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“PII” means Patheon International Inc., a corporation to be continued under the CBCA prior to the Effective Time, and a wholly-owned Subsidiary of the Company;

“Plan Participant” means any holder of Company Options or DSUs who is entitled to consideration pursuant to Section 2.2 hereof;

“PSU Plan” means the Company’s performance share unit plan effective December 13, 2007;

“PSUs” means any performance share units issued under the PSU Plan;

“Purchaser” means a corporation to be incorporated prior to the Effective Time under the CBCA (and which is a wholly-owned direct Subsidiary of Newco) to whom Cayman LP shall have transferred its rights and obligations under the Arrangement Agreement prior to the Effective Time;

“Purchaser Common Shares” means the common shares in the capital of the Purchaser;

“Purchaser Note” means a non-interest bearing note of the Purchaser to be issued to Newco upon the redemption of the Purchaser Preferred Shares;

“Purchaser Preferred Shares” means the preferred shares in the capital of the Purchaser to be issued to Newco prior to the Effective Time;

“Restricted Voting Shares” means the restricted voting shares in the capital of the Company;

“RSU Plan” means the Company’s amended and restated restricted share unit plan effective September 4, 2008;

“RSUs” means any restricted share units issued under the RSU Plan;

“Secured Revolving Facility” means the $85 million commitment amount secured revolving credit facility of the Company provided by Morgan Stanley Senior Funding, Inc., as the administrative agent and swing line lender, Morgan Stanley Bank, N.A., as the letter of credit issuer, and certain other persons;

“Secured Term Loan” means the $575 million principal amount secured term loan of the Company provided by Morgan Stanley Senior Funding, Inc., as the administrative agent and swing line lender, Morgan Stanley Bank, N.A., as the letter of credit issuer, and certain other parties;

“Share Consideration” means $9.32 in cash per Restricted Voting Share;

“Shareholders” means registered or beneficial holders of Restricted Voting Shares, as the context requires;

“Special Preferred Voting Shares” means the Class I Preferred Shares, Series D of the Company carrying one vote each regarding the election of the three directors who may only be elected by the holders of the Class I Preferred Shares, Series D of the Company;

“Stock Option Plan” means collectively the Company’s amended and restated incentive stock option plan approved by Shareholders on March 27, 2008, as further amended on March 10, 2011, and any prior amendments and restatements and predecessor option plans or Contracts pursuant to which options to purchase Restricted Voting Shares were granted and are outstanding;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“US Holdings” means Patheon US Holdings Inc., a corporation formed under the laws of the State of Delaware and a wholly-owned direct or indirect Subsidiary of the Company; and

“US Holdings Receivable” means the entire amount of indebtedness (including principal and any unpaid accrued interest) outstanding under the loan agreements, each dated December 14, 2012, between (i) the Company and US Holdings, (ii) the Company and Patheon Pharmaceuticals Inc., (iii) the Company and Patheon Puerto Rico Inc., and (iv) the Company and Banner Pharmacaps Inc.

Section 1.2 Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

Section 1.3 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, Subsections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.

Section 1.4 Date For Any Action

In the event that any date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on or by the next succeeding day which is a Business Day.

Section 1.5 Time

All times expressed herein or in any Letters of Transmittal are local time in Toronto, Ontario unless otherwise stipulated herein or therein.

Section 1.6 Currency

All references to currency in this Plan of Arrangement are to United States dollars.

Section 1.7 Statutory References

Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

Section 1.8 Certain Phrases, etc.

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Binding Effect /Integrated Transaction

(a)	This Plan of Arrangement and the Arrangement will become effective at, and be binding at and after, the times referred to in Section 2.2 on all Persons including: (i) the Company, (ii) the Purchaser, (iii) Fund V and its partners, (iv) LLC 1, (v) US Holdings, (vi) Newco, (vii) Dutch Co-op, (viii) Dutch Holdco, (ix) Dutch Sub, (x) JLL Associates, (xi) JLL Holdco, (xii) Newco Merger, (xiii) Cayman LP, (xiv) Amalco, (xv) PII, (xvi) all Shareholders (including holders of Dissent Shares), (xvii) all registered and beneficial owners or holders of Company Options, DSUs, RSUs, PSUs and participants in the Stock Option Plan, the DSU Plan, the RSU Plan or the PSU Plan, (xviii) all registered and beneficial owners or holders of Special Preferred Voting Shares, (xix) the registrar and transfer agent in respect of the Restricted Voting Shares, and (xx) the Depositary, without any further act or formality required on the part of any Person.

(b)	No portion of this Plan of Arrangement will take effect with respect to any Person until the Effective Time. Further, each of the events listed in (i) subsections 2.2(a)-(j) will be, without affecting the timing set out in any subsection in 2.2, mutually conditional, such that no event described in any of subsections 2.2(a)-(j) may occur without all of such steps occurring, and (ii) subsections 2.2(k)-(p) will be, without affecting the timing set out in any subsection in 2.2, conditional on all of the steps in Section 2.2 occurring, such that no event described in any of subsections 2.2(k)-(p) may occur without all of the steps in Section 2.2 occurring. For greater certainty, the events set out in subsections 2.2(a)-(j) will not be conditional on the completion of the events set out in subsections 2.2(k)-(p).

Section 2.2 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur two minutes apart and consecutively in the following order without any further authorization, act or formality:

(a)	Pursuant to the JLL Holdco Contribution Agreement, JLL Associates contributes its entire general partnership interest in Fund V to JLL Holdco in exchange for the entire general partnership interest in JLL Holdco and cash.

(b)	Pursuant to the Cayman LP Contribution Agreement, JLL Holdco contributes its entire general partnership interest in Fund V and $402 million in cash to Cayman LP in exchange for 51% of the limited partnership interest in Cayman LP. Prior to the Effective Time, the parties to the Cayman LP Contribution Agreement may reduce the amount of JLL Holdco’s cash contribution or the value attributed to JLL Holdco’s general partnership interest in Fund V under the Cayman LP Contribution Agreement by up to an aggregate amount equal to the in-the-money value of any Company Options that members of management of the Company, other than James Mullen, agree to voluntarily cancel and waive in connection with the consummation of the Arrangement.

(c)	Pursuant to the Dutch Holdco Contribution Agreement, Cayman LP contributes, among other things, its entire general partnership interest in Fund V to Dutch Holdco in exchange for shares of Dutch Holdco.

(d)	Pursuant to the Fund V Transfer Agreement, each limited partner of Fund V shall transfer such limited partner’s interest in Fund V (free and clear of any Liens) such that Dutch Holdco shall acquire 99% of such limited partnership interests and Dutch Sub shall acquire 1% of such limited partnership interests in exchange for each limited partner’s respective portion of an aggregate payment in cash to be paid by Dutch Holdco equal to the product of the Share Consideration and the number of JLL Shares, less the value of the general partnership interests in Fund V referred to in Section 2.2(a), and subject to the terms of the JLL Fund V limited partnership agreement such payment to be made as soon as practicable after the Effective Time in immediately available funds to each such limited partner, and the limited partners shall be removed from the applicable register of holders of limited partnership interests of Fund V and Dutch Holdco and Dutch Sub shall be added to such register of holders.

(e)	All of the Special Preferred Voting Shares, all of which are held by LLC 1, shall be purchased for cancellation by the Company (free and clear of any Liens) for an aggregate payment in cash equal to $15, and the Special Preferred Voting Shares shall thereupon be cancelled and LLC 1 shall be removed from the applicable register of holders of Special Preferred Voting Shares.

(f)	(i)	Each Company Option outstanding immediately prior the Effective Time (whether vested or unvested) that has an exercise price per Restricted Voting Share, determined if applicable pursuant to Section 2.3, that is less than $9.32 shall be deemed to be vested and shall be acquired for cancellation by the Company (free and clear of any Liens) in exchange for a cash payment from the Company per Restricted Voting Share equal to the amount by which $9.32 exceeds the exercise price thereof, determined if applicable pursuant to Section 2.3 (the “Option Consideration”); each such Company Option shall be cancelled and the holder of such Company Option shall cease to be a holder of Company Options, shall have his or her name removed from each applicable register and thereafter only have the right to receive the Option Consideration in accordance with Section 4.2, less any applicable amounts withheld and remitted in accordance with Section 4.4;

(ii)	each Company Option outstanding immediately prior the Effective Time (whether vested or unvested) that has an exercise price that is equal to or greater than $9.32 per Restricted Voting Share, determined if applicable pursuant to Section 2.3, shall be cancelled without consideration and the holder of such Company Options shall cease to be a holder of Company Options and shall have his or her name removed from each applicable register; and

(iii)	the Stock Option Plan and any agreements related thereto, shall be terminated and neither the Purchaser nor the Company, nor any other Person, shall have any liabilities or obligations with respect thereto, except for the payment of the Option Consideration (if applicable) in accordance with this Section 2.2(f).

(g)	(i)	Each DSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be vested and shall be cancelled and satisfied in exchange for a cash payment from the Company equal to $9.32 (the “DSU Consideration”) in accordance with Section 4.2, less amounts withheld and remitted in accordance with Section 4.4, and each holder of a DSU shall cease to be a holder of DSUs and his or her name shall be removed from each applicable register; and

(ii)	the DSU Plan and any agreements related thereto shall be terminated and neither the Purchaser nor the Company, nor any other Person, shall have any liabilities or obligations with respect thereto, except for the payment of the DSU Consideration in accordance with this Section 2.2(g).

(h)	The PSU Plan and the RSU Plan and any agreements related thereto, including any outstanding PSUs or RSUs, shall be terminated without consideration and neither the Purchaser nor the Company, nor any other Person, shall have any liabilities or obligations with respect thereto.

(i)	(i)	Each Restricted Voting Share outstanding immediately prior to the Effective Time (including any Restricted Voting Shares issued upon the due exercise of any Company Options prior to the Effective Time), other than Dissent Shares, held by a Patheon Public Shareholder shall be transferred to Purchaser (free and clear of any Liens) in exchange for the Share Consideration, less any applicable amounts withheld and remitted in accordance with Section 4.4;

(ii)	the Patheon Public Shareholders, other than holders of Dissent Shares, shall cease to be holders of the Restricted Voting Shares transferred pursuant to Section 2.2(i)(i) and to have any rights as holders of such Restricted Voting Shares other than the right to be paid the Share Consideration per Restricted Voting Share in accordance with Section 4.2, and the names of the Patheon Public Shareholders shall be removed from the applicable registers of Shareholders in respect of such Restricted Voting Shares, and the Purchaser shall be recorded as the registered holder of the Restricted Voting Shares so acquired and shall be deemed to be the legal and beneficial owner thereof;

(iii)	each Dissent Share outstanding immediately prior to the Effective Time shall be deemed to be transferred to the Purchaser (free and clear of any Liens) without any further authorization, act or formality in consideration for the right to receive an amount determined and payable in accordance with Article 3 hereof less any applicable amounts withheld and remitted in accordance with Section 4.4; and

(iv)	all registered holders of Dissent Shares shall cease to be holders of such Dissent Shares and to have any rights as holders of such Dissent Shares other than the right to be paid fair value or the Share Consideration, as applicable, as set out in Section 3.1 in accordance with this Plan of Arrangement and the names of such Shareholders shall be removed from the applicable registers of Shareholders in respect of such Dissent Shares, and the Purchaser shall be recorded as the registered holder of the Dissent Shares so acquired and shall be deemed to be the legal and beneficial owner thereof.

(j)	The resignations of all directors of the Company shall become effective and the appointment of the following persons, each of whom has consented to act in such capacity, as directors of the Company shall become effective: Stuart Grant, Michael Lytton, Meenu Khindri-Patel.

(k)	The JLL Shares shall be transferred by the holder thereof to the Purchaser (free and clear of any Liens) in exchange for one Purchaser Common Share for each JLL Share and the transferor of the JLL Shares shall be removed from the applicable registers of Shareholders, and the Purchaser shall be recorded as the registered holder of the Restricted Voting Shares so acquired and shall be deemed to be the legal and beneficial owner thereof.

(l)	Newco shall advance the Company a loan in an amount equal to the indebtedness outstanding under the Company Debt at such time in exchange for a promissory note in such amount. The Company shall use the proceeds of such loan to repay both the Secured Revolving Facility and the Secured Term Loan in full.

(m)	PII shall be dissolved and, in connection therewith, all of its property (including the shares of Newco Merger) shall be transferred to the Company, all of its liabilities shall be assumed by the Company (excluding any debt owing to the Company, which shall be extinguished without repayment) and the directors are authorized to take such steps as may be necessary or desirable in connection therewith and to send the articles of dissolution to the Director.

(n)	The Company shall partially repay the Newco Debt by transferring to Newco the US Holdings Receivable as repayment of a corresponding dollar-for-dollar amount of the Newco Debt.

(o)	100 million Purchaser Preferred Shares, all of which are held by Newco, shall be redeemed by the Purchaser in exchange for the issuance of the Purchaser Note, and such redeemed Purchaser Preferred Shares shall thereupon be cancelled.

(p)	The Purchaser and the Company shall be amalgamated and continued as Amalco under the CBCA in accordance with the following:

(i)	Name. The name of Amalco shall be “Patheon Inc.”;

(ii)	Registered Office. The registered office of Amalco shall be located in the regional municipality of Peel. The address of the registered office of Amalco shall be 2100 Syntex Court, Mississauga, Ontario, L5N 7K9;

(iii)	Restrictions on Business. There shall be no restrictions on the business which Amalco is authorized to carry on;

(iv)	Authorized and Outstanding Capital. Amalco shall have the same authorized and outstanding share capital as the Purchaser prior to the amalgamation;

(v)	Cancellation of Company Shares. The issued and outstanding shares of the Company shall be cancelled without any repayment in the capital in respect thereof;

(vi)	Restrictions on Transfer. Shares issued by Amalco shall not be transferred without the consent of either (x) the directors evidenced by a resolution passed or signed by them and recorded in the books of Amalco; or (y) the holders of a majority in number of the outstanding voting shares of Amalco;

(vii)	Number of Directors. Amalco shall have a minimum of one director and a maximum of ten directors, until changed in accordance with the CBCA. Until changed by the shareholders of Amalco, or by the directors of Amalco if authorized by the shareholders of Amalco, the number of directors of Amalco shall be three;

(viii)	First Directors. The first directors of Amalco shall be Stuart Grant, Michael Lytton and Meenu Khindri-Patel: The first directors of Amalco shall hold office until the first annual meeting of shareholders of Amalco (or the signing of a written resolution in lieu thereof) or until their successors are elected or appointed;

(ix)	Stated Capital. For the purposes of the CBCA, the stated capital attributable of each class of shares of Amalco shall be the same as the respective stated capital of the shares of such corresponding class of the Purchaser immediately before the amalgamation;

(x)	By-laws. The by-laws of Amalco shall be the same as those of the Purchaser;

(xi)	Effect of Amalgamation. The provisions of subsections 186(a) to (g) of the CBCA shall apply to the amalgamation with the result that:

(A)	the amalgamation of the Purchaser and the Company and their continuance as one corporation become effective;

(B)	the property of each of Purchaser and the Company continues to be the property of the Amalco;

(C)	Amalco continues to be liable for the obligations of Purchaser and the Company;

(D)	an existing cause of action, claim or liability to prosecution is unaffected;

(E)	a civil, criminal or administrative action or proceeding pending by or against either the Purchaser or the Company may be continued to be prosecuted by or against Amalco;

(F)	a conviction against, or ruling, order or judgment in favour of or against, the Purchaser or the Company may be enforced by or against Amalco; and

(G)	the Articles of Arrangement are deemed to be the articles of incorporation of Amalco and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalco.

Section 2.3 Exchange Rate

For purposes of calculating whether there is a cash amount payable as Option Consideration pursuant to Section 2.2(f)(i), and the amount of such cash amount (if any), if the exercise price of any Company Option is denominated in Canadian dollars, the U.S. dollar equivalent of such exercise price shall be used for the purpose of calculating the Option Consideration based on the daily noon exchange rate for one Canadian dollar expressed in U.S. dollars as provided by the Bank of Canada on the Business Day immediately preceding the Effective Date.

ARTICLE 3

RIGHTS OF DISSENT

Section 3.1 Rights of Dissent

(a)	Registered holders of Restricted Voting Shares may exercise dissent rights with respect to Restricted Voting Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to the procedure set forth in Section 190 of the CBCA as modified by the Interim Order, the Final Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company no later than 5:00 p.m. (Toronto time) on the second last Business Day immediately preceding the Company Meeting, or in the case of any adjournment or postponement of the Company Meeting, by no later than 48 hours (excluding any day which is not a Business Day) prior to the time of the adjourned or postponed meeting. Registered holders of Restricted Voting Shares who duly exercise their Dissent Rights and who:

(i)	are ultimately entitled to be paid fair value for their Restricted Voting Shares, shall be deemed to have transferred such Dissent Shares to Purchaser (free and clear of all Liens) on the Effective Date as set out in Section 2.2(i)(iii) in exchange for the right to receive fair value of such Dissent Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised its Dissent Rights in respect of such Dissent Shares; or

(ii)	are ultimately not entitled, for any reason, to be paid fair value for their Restricted Voting Shares, shall be deemed to have participated in the Arrangement on the same basis as Patheon Public Shareholder that had not exercised Dissent Rights and shall be entitled to receive only the Share Consideration as contemplated in Section 2.2(i)(i) hereof that such Shareholder would have received pursuant to the Arrangement if such Shareholder had not exercised Dissent Rights.

(b)	In no circumstance shall the Company (or its successors), the Purchaser (or its successors), the Depositary, the registrar and transfer agent for the Restricted Voting Shares or any other Person be required to recognize:

(i)	a Person purporting to exercise Dissent Rights unless such Person is the registered holder of those Restricted Voting Shares in respect of which such rights are sought to be exercised; or

(ii)	holders of Restricted Voting Shares who exercise Dissent Rights as holders of Restricted Voting Shares after the Effective Time, and the names of such holders of Restricted Voting Shares who exercise Dissent Rights shall be deleted from the Company’s securities registers as holders of Restricted Voting Shares at the Effective Time.

(c)	In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, DSUs, RSUs or PSUs; and (ii) holders of Restricted Voting Shares who vote or have instructed a proxyholder to vote such Restricted Voting Shares in favour of the Arrangement Resolution (but only in respect of such Restricted Voting Shares).

ARTICLE 4

PAYMENT OF CONSIDERATION

Section 4.1 Letter of Transmittal and Other Instructions

At the time of mailing the Company Circular or as soon as practicable thereafter, the Company shall forward, or cause to be forwarded, to each registered Shareholder and each Plan Participant at the address of such person as it appears on the register maintained by or on behalf of the Company in respect of the holders of Restricted Voting Shares or Company Options or DSUs, as the case may be, a Letter of Transmittal in the case of the holders of Restricted Voting Shares and, in the case of Plan Participants, instructions, if any, for obtaining delivery of the Option Consideration or DSU Consideration payable to Plan Participants, as applicable, following the Effective Date pursuant to this Plan of Arrangement.

Section 4.2 Exchange of Certificates for Cash

(a)	The Purchaser shall deposit, or arrange to be deposited, the aggregate Share Consideration payable to Patheon Public Shareholders with the Depositary in accordance with the Arrangement Agreement to be held in escrow by the Depositary until the Effective Time. After release from escrow at the Effective Time, the cash deposited with the Depositary shall be held in an interest-bearing account for payment in accordance with this Plan of Arrangement, and any interest earned on such funds shall be for the account of the Purchaser.

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Restricted Voting Shares that were transferred pursuant to Section 2.2(i)(i), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the former Patheon Public Shareholder of the Restricted Voting Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such former Patheon Public Shareholder as soon as practicable after the Effective Time, a cheque or electronic payment representing the aggregate Share Consideration that such Patheon Public Shareholder has the right to receive under the Arrangement for such Restricted Voting Shares, less any applicable amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to the Effective Time represented any Restricted Voting Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.2, less any applicable amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Restricted Voting Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Patheon Public Shareholder of any kind or nature against or in the Company or the Purchaser. On such anniversary date, all certificates representing Restricted Voting Shares shall be deemed to have been surrendered to the Purchaser and cash to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to the Purchaser or any successor thereof for no consideration.

(c)	On or as soon as practicable after the Effective Date, the Company shall pay the amounts, net of applicable withholdings, to be paid to holders of Company Options pursuant to this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque delivered to such holder of Company Options, as reflected on the register maintained by or on behalf of the Company in respect of the Company Options. The Company shall pay the amounts, net of any applicable withholdings, to be paid to the holders of DSUs at the time and in accordance with the terms of the DSU Plan, unless the holder provides the Company with a written request that such payment be made as soon as practicable after the Effective Date and such request includes the holder’s acknowledgment of all resulting tax consequences of such request, in which case the Company shall make such payment to such holder in accordance with such request either (x) pursuant to the normal payroll practices and procedures of the Company, or (y) by cheque delivered to such holder.

(d)	Any payment made by way of cheque by the Depositary (or, if applicable, the Company) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or, if applicable, the Company) or that otherwise remains unclaimed, in each case on or before the second anniversary of the issue date of such cheque, shall cease to represent a right or claim of any kind or nature and the right of the Shareholder or Plan Participant to receive the consideration for Restricted Voting Shares or Company Options and DSUs, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or any successor thereof for no consideration.

(e)	No holder of Restricted Voting Shares, Company Options or DSUs shall be entitled to receive any consideration with respect to such Restricted Voting Shares, Company Options or DSUs other than any cash payment to which such holder is entitled to receive in accordance with Section 2.2 and this Section 4.2 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment or distribution in connection therewith.

Section 4.3 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Restricted Voting Shares that were exchanged pursuant to Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Shareholder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with Section 2.2 and such Shareholder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Shareholder to whom cash is to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Purchaser, the Company (and its transfer agents) and the Depositary in such sum as the Purchaser may direct, or otherwise indemnify the Company and the Purchaser in a manner satisfactory to the Purchaser against any claim that may be made against the Company or Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.4 Withholding Rights

The Company, the Purchaser and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any Shareholder or Plan Participant such amounts as the Company, the Purchaser or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Restricted Voting Shares, Company Options or DSUs in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity.

ARTICLE 5

AMENDMENT

Section 5.1 Amendment

(a)	The Purchaser and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be approved by each of the Purchaser and the Company in a written document which is filed with the Court and, if made following the Company Meeting, approved by the Court and communicated to Shareholders in the manner required by the Court (if so required).

(b)	Any amendment, modification or supplement to this Plan of Arrangement which is directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by the Purchaser and the Company (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by the Shareholders in the manner directed by the Court.

(c)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company and the Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(d)	This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 2.2 in accordance with the terms of the Arrangement Agreement.

(e)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Shareholder.

ARTICLE 6

GENERAL

Section 6.1 Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Restricted Voting Shares, Company Options and DSUs issued prior to the Effective Time, and (ii) the rights and obligations of the holders of Restricted Voting Shares, Special Preferred Voting Shares, Company Options, DSUs, PSUs and RSUs and the Company, the Purchaser, the Depositary, the registrar and transfer agent for the Restricted Voting Shares, and any other Person having any right, title or interest in or to the Restricted Voting Shares, Special Preferred Voting Shares, Company Options, DSUs, PSUs and RSUs shall be solely as provided for in this Plan of Arrangement.

Section 6.2 Other Documents and Instruments

Notwithstanding that the transactions or events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, the Company and the Purchaser shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein including any resolutions of directors authorizing the issue, exchange, transfer, purchase for cancellation or donation of shares and any share transfer powers evidencing the transfer of shares and any receipts therefor.

Court File No. CV-14-10399-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	MONDAY, THE
)
JUSTICE D. BROWN	)	10th DAY OF MARCH, 2014

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF CANADA BUSINESS CORPORATIONS ACT, R.S.C., 1985, c. C-44, SECTION 192, AS AMENDED

AND IN THE MATTER OF AN APPLICATION BY PATHEON INC. RELATING TO A PROPOSED ARRANGEMENT INVOLVING PATHEON INC.

PATHEON INC.

Applicant

ORDER

THIS APPLICATION made by the Applicant, Patheon Inc. (“Patheon”) for a final order approving an arrangement under section 192 of the Canada Business Corporations Act, RSC 1985, c C-44, as amended, (the “CBCA”) was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Application issued on January 14, 2014, the factum of the Applicant, the affidavits of Stuart Grant sworn on January 14, 2014, January 21, 2014, February 26, 2014 and March 6, 2014, the affidavit of Gillian Carter sworn January 22, 2014 and the affidavit of Tino van den Heuvel sworn March 7, 2014, together with the exhibits thereto, along with the Interim Order of the Honourable Justice D. M. Brown dated January 23, 2014, and having reviewed the amendments to the Plan of Arrangement made following the vote of the shareholders of Patheon,

ON HEARING the submissions of the lawyers for the Applicant, the lawyers for the Independent Committee of the Board of Directors of Patheon and the lawyers for JLL/Delta Canada Inc. and certain associated parties, no-one appearing for any other person, including any other shareholder of Patheon, and on being advised that the Director appointed under the CBCA does not consider it necessary to appear on this Application,

AND UPON BEING SATISFIED that the arrangement, as described in the Plan of Arrangement attached as Schedule “A” hereto (the “Arrangement”) fulfills the statutory requirements for an arrangement as required by section 192 of the CBCA and is fair and reasonable to the parties affected in accordance with the requirements of that section,

1. THIS COURT ORDERS that the Arrangement shall be and is hereby approved.

2. THIS COURT ORDERS that the Applicant shall be entitled to seek leave to vary this Order, to seek the advice and directions of this court as to the implementation of this order, or to apply for such further order or orders as may be appropriate, upon such terms and upon giving such notice as this court may direct.

ENTERED AT / INSCRIT A TORONTO ON / BOOK NO: LE / DANS LE REGISTRE NO.:

MAR 10 2014

2

SCHEDULE A

Court File No.: CV-14-10399-00CL

IN THE MATTER OF CANADA BUSINESS CORPORATIONS ACT, R.S.C., 1985, c. C-44, SECTION 192, AS AMENDED

PATHEON INC.

Applicant
ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

PROCEEDING COMMENCED AT TORONTO

ORDER

DENTONS CANADA LLP 90 Bank Street, Suite 1420 Ottawa, Ontario, K1P 1H4

LAWYERS FOR the Applicant, Patheon Inc.

Lawyers: James M. Wishart/Timothy M. Banks
LSUC#: 58794G/45327N

Email: james.wishart@dentons.com/ timothy.banks@dentons.com
Telephone: 613-783-9651/416-863-4424
Facsimile: 613-783-9690